                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
            SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           DIXON TICONDEROGA COMPANY
                       (Name of Subject Company (Issuer))

                           PENCIL ACQUISITION CORP.,
                           A WHOLLY-OWNED SUBSIDIARY
                                       OF
              F.I.L.A -- FABBRICA ITALIANA LAPIS ED AFFINI S.P.A.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  255860 10 8
                         (CUSIP Number of Common Stock)

                             ROBERT W. FORMAN, ESQ.
                  SHAPIRO FORMAN ALLEN MILLER & MCPHERSON LLP
                               380 MADISON AVENUE
                                  25(TH) FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 972-4900
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
              TRANSACTION VALUE*                            AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                 $22,455,258                                     $2,642.98
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,207,894 shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company (the "Shares"), representing all of the outstanding Shares, as of December 16, 2004.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                Filing Party: N/A
Form or Registration No.: N/A              Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[ ]  going private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

     This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Pencil Acquisition Corp., ("Merger Sub"), a wholly owned subsidiary of F.I.L.A -- Fabbrica Italiana Lapis ed Affini S.p.A. ("Parent"). This Schedule relates to a tender offer by Merger Sub to purchase all outstanding shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company, a Delaware corporation (the "Company"), for a purchase price of $7.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated January 7, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A) and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEMS 1 THROUGH 11.

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein. Each of the Agreement and Plan of Merger, dated as of December 16, 2004, by and among the Company, Merger Sub and Parent, a copy of which is attached as Exhibit (d) (1) hereto, and the Stock Purchase Agreement dated as of December 16, 2004 among Merger Sub and certain stockholders of the Company, a copy of which is attached as Exhibit (d) (2) hereto, is incorporated herein by reference with respect to Item 5 of this Schedule TO.

ITEM 12.  EXHIBITS

(a)(1)(A)  Offer to Purchase dated January 7, 2005.

(a)(1)(B)  Form of Letter of Transmittal.

(a)(1)(C)  Form of Notice of Guaranteed Delivery.

(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Summary Advertisement, as published in the New York Times on
           January 7, 2005.

(b)(1) Facilities Agreement dated December 16, 2004, between Parent and Banca Intesa S.p.A.

(d)(1) Agreement and Plan of Merger dated as of December 16, 2004, by and among the Company, Merger Sub and Parent.

(d)(2) Stock Purchase Agreement dated as of December 16, 2004, by and among Merger Sub and certain stockholders of the Company.

(g)        Not applicable.

(h)        Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          F.I.L.A -- FABBRICA ITALIANA LAPIS ED
                                            AFFINI S.P.A.

                                          By: /s/ MASSIMO CANDELA
                                            ------------------------------------
                                          Name:    Massimo Candela
                                          Title:      Managing Director

                                          PENCIL ACQUISITION CORP.

                                          By: /s/ MASSIMO CANDELA
                                            ------------------------------------
                                          Name:    Massimo Candela
                                          Title:      President

Date: January 7, 2005

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated January 7, 2005.

(a)(1)(B)  Form of Letter of Transmittal.

(a)(1)(C)  Form of Notice of Guaranteed Delivery.

(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Summary Advertisement, as published in the New York Times on
           January 7, 2005.

(b)(1) Facilities Agreement dated December 16, 2004, between Parent and Banca Intesa, S.p.A.

(d)(1) Agreement and Plan of Merger dated as of December 16, 2004, by and among the Company, Merger Sub and Parent.

(d)(2) Stock Purchase Agreement dated as of December 16, 2004, by and among Merger Sub and certain stockholders of the Company.